FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of  July, 2004

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

     S   A   M   E   X      M   I   N   I   N   G      C   O   R   P .

July 28, 2004

BC Securities Commission

filed on SEDAR

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Sirs:

RE:  Material Change Report

Enclosed herewith for filing are the following:

The foregoing accurately discloses the material change referred to herein.

1.

BC Form 53-901F - Material Change Report; and

2.

Copy of the Company's News Release No. 5-04 dated July 28, 2004.

Yours truly,

"Brenda L. McLean"

Corporate Secretary

/blm

Encl.

cc:  TSX Venture Exchange - filed on SEDAR

      Alberta Securities Commission - filed on SEDAR

      US Securities Commission - filed on EDGAR

This is the form of a material change report required under Section 85(1) of the British Columbia Securities Act and Section 151 of the British Columbia Securities Rules.

BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT

Reporting Issuer

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Date of Material Change

July 28, 2004

Press Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on July 28, 2004 and was disseminated through the wire services of Stockwatch, Market News Publishing and Stockhouse News.

Summary of Material Change

SAMEX has commenced a 5,000-meter core drilling program on its Los Zorros property in Chile.

SAMEX has contracted Norex Drilling Limitada, a Chilean subsidiary of a Canadian company, Norex Drilling International to carry out the drilling program.

Full Description of Material Change

SAMEX has commenced a 5,000-meter core drilling program on its Los Zorros property in Chile.  The drilling contract is being carried out by Norex Drilling Limitada, a Chilean subsidiary of a Canadian company, Norex Drilling International.  Two rigs are being used to drill +/-15 core holes to depths varying from 250 to 350 meters.  Several holes may be continued to depths of up to 500 meters.

This first-phase reconnaissance drilling will begin to test the nature of parts of large copper-gold mineralized targets exposed by extensive trenching in Target areas I and III, and outcropping gold mineralization in Target area II.  These early exploration holes will assist in the understanding of geologic controls relating to the observed mineralization and further refine geologic concepts of the target areas.  The drilling results will also be instrumental in the planning of subsequent holes.  Drilling is expected to take up to three months to complete while exploration field work will continue on the less advanced Target areas IV, VI and VII to ready them for later drilling.

Reliance on Section 85(2) of the Act

This report is not being made on a confidential basis.

Omitted Information

Not applicable

Senior Officers

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Abbotsford, British Columbia, the 28th day of July, 2004.

"Larry D. McLean"

Director

     S   A   M   E   X      M   I   N   I   N   G      C   O   R   P .

NEWS RELEASE - No. 5 -04

        July 28, 2004

EXPLORATION DRILLING HAS COMMENCED AT THE LOS ZORROS PROPERTY, CHILE

SAMEX has commenced a 5,000-meter core drilling program on its Los Zorros property in Chile.  The drilling contract is being carried out by Norex Drilling Limitada, a Chilean subsidiary of a Canadian company, Norex Drilling International.  Two rigs are being used to drill +/-15 core holes to depths varying from 250 to 350 meters.  Several holes may be continued to depths of up to 500 meters.

This first-phase reconnaissance drilling will begin to test the nature of parts of large copper-gold mineralized targets exposed by extensive trenching in Target areas I and III, and outcropping gold mineralization in Target area II.  These early exploration holes will assist in the understanding of geologic controls relating to the observed mineralization and further refine geologic concepts of the target areas.  The drilling results will also be instrumental in the planning of subsequent holes.  Drilling is expected to take up to three months to complete while exploration field work will continue on the less advanced Target areas IV, VI and VII to ready them for later drilling.

SAMEX is exploring the Los Zorros property in search of very large size gold-silver-copper ore bodies amenable to bulk-tonnage mining.  A cluster of seven target/project areas have been identified to-date within the Company's land holdings which cover more than 42 square kilometers.  The exploration program at Los Zorros is being conducted by three senior geologists and a support staff of eight working out of the Company's field office in Copiapo, Chile.  The Company is amply funded to conduct the planned exploration on the Los Zorros targets and continue generative work toward identifying other properties for acquisition.

"Jeffrey P. Dahl"

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      "Larry D. McLean"

           Vice President, Operations

Dated:  July 28, 2004